AVINO SILVER & GOLD MINES LTD.	T604.682.3701 Suite400, 455 Granville Streetinfo@avino.com F604.682.3600 Vancouver, BC V6C 1T1www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6
January 17, 2008

DRILLING RESULTS ON ET ZONE AT AVINO’S DURANGO MEXICO PROPERTY

Diamond core drilling resumed at Avino Silver & Gold Mines Ltd.’s Durango property on Monday, January 7, 2008. There are currently two diamond core drill rigs from Tecmin Servicios, S.A. de C.V., one exploring the ET zone (Hole ET-08-01) the other on various exploration targets. These locations can be viewed on our website at www.avino.com

Results of holes SG-07-32 through 40 on the San Gonzalo zone have been released in a separate news release. Avino is now pleased to release results of the first 10 holes on the ET zone of the main Avino vein from which the Company mined gold, silver and copper ore from 1975 through 2001.

The hole locations can be viewed on our website both in plan and longitudinal section. The intersections shown are down the hole lengths. In each case the initial figure is the total intersection through the Avino vein. Also shown are significant intersections within the Avino vein. The complete intersection results for each hole are too numerous to be shown in this news release but can be viewed on our website.

ET-07-01    (Bearing 001 - Dip 69 - Length 298.6m)

Total Avino vein intersection: 216.35 – 293.65m (77.3m)

Significant intersection: 284.90 – 290.0m (5.1m), 0.055 g/t gold, 114 g/t silver (0.002oz/t gold, 3.32oz/ton silver), 8385 ppm copper.

Detailed intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
284.90	285.85	0.95	Avino vein. Silicified quartz with diss cpy-py-specularite	0.068	0.002	201.7	5.88	3149
285.85	286.80	0.95	Avino vein. Silicified quartz with diss cpy-py-specularite	0.025	0.001	35.4	1.03	969
286.80	287.00	0.20	Avino vein. Silicified quartz with diss cpy-py-specularite	0.226	0.007	808.8	23.59	100200
287.00	288.50	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite	0.045	0.001	27.3	0.80	2540
288.50	290.00	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite	0.052	0.002	101.6	2.96	10000

ET-07-02    (Bearing 358 - Dip 75 - Length 311.9m)

Intersected Avino vein: 243.45 – 300.7m (57.25m)

No significant assays.

ET-07-03    (Bearing 336 – Dip 71 – Length 349.5m)

Intersected Avino vein: 280.75 – 331.75m (51.0m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
280.75	282.25	1.50	Avino vein. Oxidized material	7.680	0.224	121.9	3.56	6048
282.25	283.75	1.50	Avino vein. Oxidized material	6.034	0.176	196.3	5.73	5034
283.75	285.25	1.50	Avino vein. Oxidized material	1.692	0.049	69.9	2.04	10400
285.25	286.75	1.50	Avino vein. Oxidized material	13.988	0.408	295.3	8.61	19600
286.75	288.25	1.50	Avino vein. Oxidized material	4.731	0.138	104.7	3.05	16100
288.25	289.75	1.50	Avino vein. Oxidized material	2.158	0.063	103.7	3.02	3948
289.75	291.25	1.50	Avino vein. Oxidized material	0.158	0.005	31.5	0.92	3789
291.25	292.75	1.50	Avino vein. Oxidized material	2.411	0.070	60.0	1.75	2683
292.75	294.25	1.50	Avino vein. Oxidized material	2.733	0.080	27.5	0.80	2793
294.25	295.75	1.50	Avino vein. Oxidized material	0.548	0.016	89.6	2.61	7268
295.75	297.25	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	3.086	0.090	161.8	4.72	5934
297.25	298.75	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	7.954	0.232	75.7	2.21	1476
298.75	300.25	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	2.265	0.066	97.0	2.83	10500
300.25	301.75	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	1.057	0.031	60.4	1.76	1486
301.75	303.25	1.50	Avino vein. Silicified quartz with diss cpy-py-specularite.	1.911	0.056	42.0	1.22	3258

ET-07-04    (Bearing 331 – Dip 56 – Length 318.7m)

Intersected Avino vein: 271.45 – 304.45m (33.0m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
271.45	272.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.155	0.005	44.1	1.29	3618
272.95	274.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.397	0.012	106.1	3.09	2842
274.45	275.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.080	0.031	76.1	2.22	3862
275.95	277.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.314	0.038	126.9	3.70	4010
277.45	278.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.874	0.025	53.0	1.55	381
278.95	280.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.534	0.016	61.4	1.79	675
280.45	281.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.436	0.013	97.3	2.84	2649
287.95	289.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.250	0.007	63.5	1.85	7555
289.45	290.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.101	0.003	31.4	0.92	5156
290.95	292.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	1.115	0.033	138.6	4.04	3558
292.45	293.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.151	0.004	86.3	2.52	4162
293.95	295.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.161	0.005	34.9	1.02	3521
295.45	296.95	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.568	0.017	41.6	1.21	5047
296.95	298.45	1.50	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.115	0.003	29.1	0.85	10000
298.45	300.10	1.65	Avino vein. Wh qtz veining w/ fine grain diss cpy-py	0.080	0.002	29.8	0.87	8408

ET-07-05    (Bearing 333 – Dip 66 – Length 351.5m)

Intersected Avino vein: 292.75 – 342.45m (49.7m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
301.95	303.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.152	0.034	83.0	2.42	1971
303.45	304.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.483	0.043	26.7	0.78	683
304.95	306.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	2.119	0.062	36.9	1.08	2030
312.45	312.95	0.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.752	0.051	10.7	0.31	533
312.95	315.45	2.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	1.015	0.030	119.7	3.49	1268
315.45	316.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.195	0.006	204.2	5.96	8565
316.95	318.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.075	0.002	123.6	3.60	2212
319.95	321.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.155	0.005	86.2	2.51	20300
321.45	322.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.120	0.003	30.4	0.89	13000
322.95	324.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.115	0.003	45.2	1.32	15400
324.45	325.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.075	0.002	40.2	1.17	18400
325.95	327.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.070	0.002	27.5	0.80	10200
327.45	328.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.050	0.001	48.1	1.40	17500
328.95	330.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.053	0.002	38.2	1.11	16700
330.45	331.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.095	0.003	61.9	1.81	20200
331.95	333.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.144	0.004	75.2	2.19	18900
333.45	334.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.130	0.004	45.7	1.33	15800
337.95	339.45	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.328	0.010	69.0	2.01	12200
339.45	340.95	1.50	Avino vein. Wh qtz stkwk-veining w/diss f.g. cpy+py+spec	0.236	0.007	41.0	1.20	12200

ET-07-06    (Bearing 336 – Dip 55 – Length 320.05m)

Intersected Avino vein: 289.00 – 309.6m (19.6m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
289.00	290.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.950	0.028	228.9	6.68	23200
298.00	299.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.165	0.005	72.3	2.11	14800
299.50	301.00	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.485	0.014	54.6	1.59	8401
301.00	302.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.090	0.003	40.8	1.19	11500
302.50	304.00	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.147	0.004	55.6	1.62	14400
304.00	305.50	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.093	0.003	55.8	1.63	8321
305.50	307.00	1.50	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	1.590	0.046	90.4	2.64	15100
307.00	308.60	1.60	Avino vein. Wh qtz stockwork veining textures w’diss py-cpy	0.150	0.004	73.8	2.15	8729
308.60	310.10	1.50	Intrusive rock. Wh qtz veining w/cpy	0.040	0.001	54.6	1.59	5962
310.10	311.60	1.50	Intrusive rock. Wh qtz veining w/cpy	0.075	0.002	98.0	2.86	6217
311.60	313.10	1.50	Intrusive rock. Wh qtz veining w/cpy	0.075	0.002	81.9	2.39	10800
313.10	314.60	1.50	Intrusive rock. Wh qtz veining w/cpy	0.040	0.001	97.9	2.86	7765

ET-07-07    (Bearing 330 – Dip 59 – Length 304.85m)

Intersected Avino vein: 272.30 – 295.15m (22.85m), 0.11 g/t gold, 115 g/t silver (0.003 oz/t gold 3.35 oz/t silver), 13810 ppm copper

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
272.30	273.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.615	0.018	80.6	2.35	2199
273.80	275.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.148	0.004	160.9	4.69	20500
275.30	276.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.118	0.003	203.5	5.94	19700
276.80	278.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.280	0.008	172.8	5.04	17800
278.30	279.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.368	0.011	441.4	12.87	24600
279.80	281.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.220	0.006	327.0	9.54	12600
281.30	282.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.081	0.002	110.8	3.23	3002
282.80	284.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.065	0.002	184.6	5.38	3317
284.30	285.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.070	0.002	89.2	2.60	8786
285.80	287.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.070	0.002	209.3	6.10	54400
287.30	288.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.035	0.001	32.8	0.96	13200
288.80	290.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.047	0.001	76.1	2.22	29300
290.30	291.80	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.126	0.004	339.7	9.91	44300
291.80	293.30	1.50	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.060	0.002	20.8	0.61	6361
293.30	295.15	1.85	Avino vein. Wh qtz veining w/moderate diss cpy and strong py.	0.202	0.006	166.9	4.87	55500

ET-07-08    (Bearing 346 – Dip 69 – Length 399.7m)

Intersected Avino vein: 346.65 – 366.7m (20.05m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
355.85	357.35	1.50	Avino vein. Moderate diss cpy-py	0.111	0.003	257.5	7.51	6959
357.35	359.15	1.80	Avino vein. Moderate diss cpy-py	0.125	0.004	170.0	4.96	9341

ET-07-09    (Bearing 336 – Dip 62 – Length 328.6m)

Intersected Avino vein: 272.80 – 319.10m (46.3m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
290.80	292.30	1.50	Avino vein with massive chalcopyrite	0.040	0.001	101.9	2.97	12100
292.30	293.80	1.50	Avino vein with massive chalcopyrite	0.160	0.005	23.7	0.69	11500
295.30	296.80	1.50	Avino vein with massive chalcopyrite	0.146	0.004	32.3	0.94	11200
299.80	301.30	1.50	Avino vein with massive chalcopyrite	0.070	0.002	51.2	1.49	6327
301.30	302.80	1.50	Avino vein with massive chalcopyrite	0.360	0.010	40.4	1.18	14600
302.80	304.30	1.50	Avino vein with massive chalcopyrite	0.015	0.000	18.1	0.53	8029
304.30	305.80	1.50	Avino vein with massive chalcopyrite	0.020	0.001	28.2	0.82	8475

ET-07-10    (Bearing 336 – Dip 63 – Length 308.7m)

Intersected Avino vein: 243.80 – 299.10m (55.3m)

Significant intersections:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm
257.30	258.80	1.50	Avino quartz vein with sulphides	0.160	0.005	85.3	2.49	15700
258.80	260.30	1.50	Avino quartz vein with sulphides	0.080	0.002	86.6	2.53	23400
260.30	261.80	1.50	Avino quartz vein with sulphides	0.125	0.004	27.7	0.81	14100
261.80	263.30	1.50	Avino quartz vein with sulphides	0.101	0.003	21.8	0.64	15400
263.30	264.80	1.50	Avino quartz vein with sulphides	0.098	0.003	20.3	0.59	13500
266.30	267.80	1.50	Avino quartz vein with sulphides	0.574	0.017	43.4	1.27	6613
267.80	269.30	1.50	Avino quartz vein with sulphides	0.457	0.013	39.8	1.16	4211
269.30	270.80	1.50	Avino quartz vein with sulphides	0.089	0.003	19.3	0.56	15200
282.80	284.30	1.50	Avino quartz vein with sulphides	0.020	0.001	9.3	0.27	16000
284.30	285.80	1.50	Avino quartz vein with sulphides	0.010	0.000	10.2	0.30	19300
285.80	287.30	1.50	Avino quartz vein with sulphides	0.035	0.001	27.0	0.79	31600
287.30	288.80	1.50	Avino quartz vein with sulphides	0.070	0.002	37.4	1.09	21500
288.80	290.30	1.50	Avino quartz vein with sulphides	0.049	0.001	27.1	0.79	34200
290.30	291.80	1.50	Avino quartz vein with sulphides	0.065	0.002	51.3	1.50	72600
291.80	293.30	1.50	Avino quartz vein with sulphides	0.020	0.001	14.8	0.43	33300
293.30	294.80	1.50	Avino quartz vein with sulphides	0.335	0.010	28.8	0.84	15000
294.80	295.80	1.00	Avino quartz vein with sulphides	0.035	0.001	23.2	0.68	17200
295.80	297.30	1.50	Avino quartz vein with sulphides	1.310	0.038	37.9	1.11	16100
297.30	299.10	1.80	Avino quartz vein with sulphides	0.510	0.015	51.5	1.50	7570

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexicofor preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

This report was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.